UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 August 2015

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Director/PDMR Shareholding (10 August 2015)
Announcement Annual Financial Report - Form 20F filed with SEC (11 August 2015)
Announcement Annual Financial Report (14 August 2015)
Announcement Director/PDMR Shareholding (17 August 2015)

Diageo PLC - Director/PDMR Shareholding
Dated 10 August 2015

TO:	Regulatory Information Service
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 August 2015 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 August 2015 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares
D Mahlan	11

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 August 2015 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
N Blazquez	11
D Cutter	11
S Moriarty	11
L Wood	10

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.09.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 August 2015 that Dr FB Humer, a director of the Company, had purchased 458 Ordinary Shares on 10 August 2015 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.09.

The Ordinary Shares referred to in items 1 and 2 above were purchased on the London Stock Exchange.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
Dr FB Humer	60,990
D Mahlan	280,592 (of which 137,626 are held as ADS)*
Name of PDMR	Number of Ordinary Shares
N Blazquez	79,443
D Cutter	11,931
S Moriarty	42,379
L Wood	6,011

C Matthews
Assistant Company Secretary
10 August 2015

* 1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - Annual Financial Report - Form 20F filed with SEC
Dated 11 August 2015

TO:	Regulatory Information Service
RE:	CHAPTER 9 PARAGRAPH 9.6.1 OF THE LISTING RULES

Diageo plc (the "Company") announces that it has today filed its Annual Report for the year ended 30 June 2015 on Form 20-F ("20-F") with the US Securities and Exchange Commission. The 20-F includes the strategic report, directors and senior management, directors' remuneration report, corporate governance report, directors' report and consolidated financial statements.

The Company's Annual Report for the year ended 30 June 2015, together with the Notice of Meeting and Form of Proxy/Letter of Direction for the 2015 Annual General Meeting, will be sent to shareholders on 14 August 2015.

The 20-F and the Annual Report are available on the Company's website at www.diageo.com.

C Matthews
Assistant Company Secretary
11 August 2015

Diageo PLC - Annual Financial Report
Dated 14 August 2015

TO:	Regulatory Information Service
RE:	CHAPTER 9 PARAGRAPH 9.6.1 OF THE LISTING RULES

Diageo plc (the "Company") announces that in accordance with paragraph 9.6.1 of the Listing Rules, the Annual Report for the year ended 30 June 2015 has been uploaded to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM, together with the following documents:

·    Notice of 2015 Annual General Meeting; and

·    Form of Proxy/Letter of Direction.

Shareholder documents are available on the Company's website, at www.diageo.com. Shareholders may request a hard copy of Diageo's 2015 Annual Report, free of charge, by contacting The Registrar, Diageo plc, Edinburgh Park, 5 Lochside Way, Edinburgh EH12 9DT.

C Matthews
Assistant Company Secretary
14 August 2015

Diageo PLC - Director/PDMR Shareholding
Dated 17 August 2015

TO:	Regulatory Information Service
RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 14 August 2015 that Leanne Wood, a person discharging managerial responsibility ("PDMR"), sold, on 14 August 2015, 1,455 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") at a price per Ordinary Share of £17.74. The Ordinary Shares were sold on the London Stock Exchange.

As a result of the above transaction, the interests of Ms Wood in the Ordinary Shares of the Company (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) are now 4,556.

J Nicholls
Deputy Company Secretary
17 August 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 02 September 2015	By: /s/A Syed
Name: A Syed
Title: Company Secretariat